The Studio.

CREATIVE GROUP

Pitch Deck

2020 - 2021

DEFINING
THE PROBLEMS



01
OUT OF ROOM
There aren't enough sound stages in the world to handle the current productions.

02
FREELANCERS
Millions of freelance photographers and filmmakers have the talent, but lack the facilities.

03
EQUIPMENT
Pro photo and film gear is prohibitively expensive for independent creatives.

04
PROLIFERATION
Pro photo and video is more important than ever, and businesses are struggling to create content.













THE STUDIO CREATIVE GROUP **SOLUTIONS**

GIVE THEM SPACE

Build an industry standard sound stage to house large and small scale productions.

SUPPORT CREATIVES

Create co-working style studios with memberships for photographers and videographers.

MAKE GEAR ACCESSIBLE

Stock and rent all of the gear that both professional and independent creatives need.

CREATE CONTENT

Expand our creation of award winning photo and video content for clients around the world..

1

2

3

4

FILM
SOUND STAGE

CO-WORKING
STUDIOS

EQUIPMENT
RENTALS

PRODUCTION
COMPANY

THE
FACILITY
10,000 SQ FT

Sound Stage

3500 square feet of production space

White and Green Cyclorama Walls

3 Phase Power

Industry Standard 24' Overhead Lighting Grid

Drive-In Bay for Vehicle Access

Co-Working Studios

4 Pro Photo & Video Studios

2 Pro Recording Studios

Overhead Lighting Grid

Editing Lab with Multiple 4k Capable Editing PCs

Multiple Membership Levels Including Access to Editing Computers, Cameras, Gear, and Pro Assistants

 
 

Equipment Rental

Multiple Camera Packages from Cinema Cameras to DSLRs

3 Ton Grip Truck with Full Complement of Grip Gear

1 Ton Grip Package with Full Complement of Gear

Professional Lighting, Audio, and Support Equipment

Production Company

Existing Award Winning Brand

Full Commercial & Theatrical Production Capability

Post-Production Audio

Post-Production Video

2D & 3D Animation & VFX

THE
TEAM



JOEY MAXWELL
FOUNDER & CEO

Joey is an Emmy Award winning Producer, Cinematographer, and the driving force behind all of our productions. With more than 20 years in the industry, he has worked on thousands of projects in a wide range of positions.



ALLISON MAXWELL
CHIEF CREATIVE OFFICER

With more than 20 years of experience as a Director and Choreographer for both stage and screen, as well as a BA in Creative Writing, Allison also serves as our Creative Director. She is currently under Emmy consideration for her editing.



STEPHANIE MULLINS
COO & PHOTOGRAPHER

From magazines to album covers, Stephanie's award-winning photography has been featured around the world! Her background in project management makes her the perfect Operations Director for the creative industry.



KEVIN KIMBALL
PRODUCTION DIRECTOR

A US Air Force Vet with a BA in Film, and an MFA in Screenwriting, Kevin has directed hundreds of projects, and currently manages all of our theatrical productions.



TED KIZMA
POST SUPERVISOR

From grip work to audio, Ted makes us sound amazing and keeps our set humming! His broad experience in the post-production industry makes him well suited to lead our post operation. He is currently under Emmy consideration for his Audio work.



BOARD OF
ADVISORS



DAVID LILLY

FOUNDER: LILLY CONSULTING GROUP

David Lilly is an organizational strategy, leadership, finance and operations specialist who focuses on aligning corporate strategy and operations. For nearly 20 years, David supported a variety of corporate clients such as Prudential, Cox Enterprises, and BellSouth in business development, operations, new product design and deployment. In the ensuing 10 years as a private contractor, David has participated in large-scale corporate and utility mergers and acquisitions, staffing analysis and the implementation of management models in nuclear generation and utility companies. He has helped a large number of SMEs plan, grow, execute and exit. David holds a BA in Business from Auburn University and an MBA from Emory University.



BOARD OF
ADVISORS



ROBERT M BALDWIN

SENIOR COUNSEL: SHUFFIELD LOMAN

As Senior Counsel, Robert brings more than 15 years of large, national law firm experience to the community of Deland and the surrounding Volusia County area. His legal experience spans everything from estate planning, family law, bankruptcy, and tax, to contract and civil law. Robert received his J.D. from Ohio Northern University in 2004, where he completed a legal sabbatical at Oxford University in 2003. In 2006, he began teaching as an adjunct professor of legal studies at Columbia College's Orlando campus. He is a member of the Bar in Florida, Michigan, and Washington, D.C. and admitted to practice before the Southern, Middle, and Northern Districts of Florida and the Western District of Michigan. He is a member of the American Bar Association, Volusia County Bar Association, and the Orange County Bar Association.



BOARD OF
ADVISORS



DANIEL CONARD

**SALES OPERATIONS MANAGER:
AMERICAN HOLTZKRAFT**

Throughout his time as a Sales Operations Manager and Director of Operations, Daniel has spearheaded sales efforts in terms of numbers of acquired customers, successful sales transactions, revenue growth, and achievement of sales quotas. He was instrumental in establishing and expanding business presence across the US market for his previous company, Netpique. With his desire in creating positive change across sales operations, he integrated KPIs with sales analysis reporting to measure overall performance and while emphasizing productivity and efficiency. He excels at the overhauling of internal processes by implementing modern systems and all technology stack projects such as CRM, ERP and other various communication systems. Daniel has revamped and polished sales training programs resulting in a 30% decrease in new hire ramp time and increased retention rates by 148%.

GAINING
TRACTION

COMMERCIAL PRODUCTION



To date, we have produced hundreds of commercials for regional, national, and international brands including Lego, Hanes Brands Intl., South Park, and Bras N Things.

AWARDS



Our team has won multiple awards, including an Emmy for our work! Our film, Coming Home, has been accepted into multiple festivals and won 4 awards for Cinematography.

POST-PRODUCTION



We are currently in contract negotiation for four feature films from a large studio, Audio Post-Production for South Park, and are currently in post on numerous independent productions

INNOVATION



In our existing business model, we have developed and implemented packages for small businesses and freelancers to allow them to use our available resources. We continue to grow our expansive network and further cement our brand as the industry leader in quality.

BUSINESS MODEL
KEY REVENUE STREAMS



SOUND STAGE & PRO FACILITY RENTALS

Multiple spaces available for both Hollywood level & Independent film and photography productions

Modeled with conservative Capacity Factor

Competitive Pricing - 30% of Average Total Revenue

EQUIPMENT RENTALS

Equipment packages and individual items available for both pro and freelance productions

Modeled with conservative Capacity Factor

Competitive Pricing - 20% of Average Total Revenue

*POTENTIAL THEATRICAL PRODUCTIONS

Natural opportunity to produce original theatrical films and episodic shows

Existing Team, Equipment, & Facility will keep production costs very low

Not Modeled in Revenue Projections

CREATIVE CO-WORKING MEMBERSHIPS

No existing model in the region

Attractive rates and packages combined with creative community aspect

Modeled with Conservative Adoption Rates

24% of Average Total Revenue

*POTENTIAL CORPORATE & EVENT RENTAL

More than half of available square footage could be used for outside rentals

Not Modeled in Revenue Projections

PRODUCTION COMPANY

Existing client base and high-value brand with reputation for award winning productions

Ability to source clients around the world

Modeled with conservative Capacity Factor

Competitive Pricing - 24% of Total Average Revenue

$16 Million Year 5

Multiple Revenue Streams Keep Rates Highly Competitive & Margins High

*THESE ARE FORWARD LOOKING PROJECTIONS AND CANNOT BE GUARANTEED



KEY METRICS
REVENUE



2021	$2,385,600
2022	$3,902,515
2023	$8,000,963
2024	$11,532,618
2025	$15,992,239

Legend:
- Facility Rentals
- Gear Rentals
- Memberships
- Production Company
- Annual Totals

*THESE ARE FORWARD LOOKING PROJECTIONS AND CANNOT BE GUARANTEED





KEY METRICS
PROFITABILITY

$10,000,000
$7,500,000
$5,000,000
$2,500,000
$0
2021
2022
2023
2024
2025
$438,900
$2,909,200
$1,629,200
$5,012,700
$2,901,514
$7,340,600
$4,283,319
Operating Expenses
EBITDA
Net Income
2021
7.7%
0.4%
2022
11.2%
1.5%
2023
36.4%
20.4%
2024
43.5%
25.2%
2025
45.9%
26.8%
0.0%
25.0%
50.0%
75.0%
Operating Expenses
EBITDA Margin
Net Margin

THE MEDIA INDUSTRY IS HISTORICALLY HIGH MARGIN
*THESE ARE FORWARD LOOKING PROJECTIONS AND CANNOT BE GUARANTEED

OUR COMPETITIVE PRICING MODEL
SOUND STAGE & PRO FACILITY RENTALS



SOUND STAGE

$1,800 PER 12 HOURS

ADDITIONAL REVENUE OPPORTUNITY FROM EQUIPMENT & SERVICES



PHOTO STUDIO

$1,200 PER 12 HOURS

ADDITIONAL REVENUE OPPORTUNITY FROM EQUIPMENT & SERVICES



RECORDING STUDIO

$1,500 PER 12 HOURS

ADDITIONAL REVENUE OPPORTUNITY FROM EQUIPMENT & SERVICES



ANCILLARY SPACES

$318 PER 12 HOURS AVERAGE

INCLUDES GREEN ROOMS, PRODUCTION OFFICES, WOKSHOP, STORAGE & MORE

RATES ARE FOR YEAR 1 WITH MODEST INCREASES YEAR OVER

OUR COMPETITIVE PRICING MODEL
EQUIPMENT RENTAL



GRIP GEAR

$400 PER DAY AVERAGE

IN-STUDIO & GRIP TRUCKS
FOR ON-LOCATION
PRODUCTIONS



CINEMA CAMERAS

$2,600 PER DAY

IN-STUDIO & ON-LOCATION
INCLUDES MULTIPLE CAMERA
SYSTEMS & OPTIONS



MEMBERSHIP GEAR

$600 PER DAY AVERAGE

MULTIPLE CAMERA SYSTEMS,
LIGHTING, & AUDIO PACKAGES
FOR OUR MEMBERS

RATES ARE FOR YEAR 1 WITH MODEST INCREASES YEAR OVER

OUR INNOVATIVE
CREATIVE CO-WORKING MEMBERSHIPS

STUDIO MEMBERSHIPS	BASIC	PROFESSIONAL (BEST)	ADVANCED
PRICES PER MONTH	**$275** PER MONTH	**$475** PER MONTH	**$375** PER MONTH
Monthly Studio Hours	6 Hours in Studio	12 Hours in Studio	8 Hours in Studio
Lighting Package	3 Point with Modifiers	Advanced Lighting	3 Point with Modifiers
Camera Package	X	Crop Sensor + One Lens Boom Mic for Video Tethered Monitor	X
Editing Computers	4 Hours	16 Hours	8 Hours
Studio Pro Technician	X	8 Hours 20% Discount Additional	2 Hours 10% Discount Additional
Gear Rental Discount	10% OFF	30% OFF	20% OFF
Post-Production Discount	10% OFF	25% OFF	15% OFF
Join Now ❯	SIGN UP ❯	SIGN UP ❯	SIGN UP ❯

Monthly Subscription
OPTIONS

Including
- **Time in Our Pro Photo/ Video/ Audio Studios**
- **Time in Our Editing Lab**
- **Camera/ Lighting/ Audio Packages**
- **Professional Assistants**
- **Discounted Gear Rentals**
- **Discounted Post-Production Services**
- **Free Professional Workshops**
- **Creative Community & Networking**
- **Packages Available for Small Businesses, Schools, Influencers, YouTubers, & Podcasts**



OUR COMPETITIVE PRICING MODEL
PRODUCTION & POST-PRODUCTION SERVICES



PRODUCTION

$2,500 PER DAY AVERAGE

IN-STUDIO & ON-LOCATION COMMERCIAL & FILM PRODUCTIONS



VIDEO POST-PRODUCTION

$50 PER HOUR

EDITING, COLOR-GRADING, AND VISUAL EFFECTS



AUDIO POST-PRODUCTION

$50 PER HOUR

VOICEOVER, MUSIC ADR,, MIXING, AND MASTERING

RATES ARE FOR YEAR 1 WITH MODEST INCREASES YEAR OVER



COMPETITIVE
ADVANTAGE

01 NO OTHER SOUND STAGES BETWEEN JACKSONVILLE & WEST PALM

02 TRULY INNOVATIVE CO-WORKING MODEL IN THE CREATIVE INDUSTRY

03 EXISTING AWARD-WINNING TEAM OF MEDIA PROFESSIONALS

04 EXPANSIVE NETWORK WITHIN THE FILM & PHOTO INDUSTRY

05 EXISTING HIGH-VALUE BRAND WITH STRONG RECOGNITION

06 MULTIPLE REVENUE STREAMS KEEP OUR PRICES LOW AND MARGINS HIGH

07 ABILITY TO FINANCE INITIAL CAP X REDUCES BURN RATE AND EXTENDS RUNWAY

08 CONSERVATIVE MODEL LEAVES SUBSTANTIAL ROOM FOR GROWTH

09 EXISTING 2 BILLION STATEWIDE INDUSTRY



CAP X
We have budgeted total capital expenditures at 39%.

OPERATIONS
We have budgeted 30% for Spool Up Ops

BUILDOUT
We have budgeted total building improvements at 31%.

FINANCING
These figures represent cash value. We plan to finance many of these expenses

USE OF FUNDS

1 2 3 4

We Anticipate a Series A Round Between Years 3 & 5 to Expand Operations

*THESE ARE FORWARD LOOKING PROJECTIONS AND CANNOT BE GUARANTEED

OPERATIONAL
TIMELINE


KEY STAFFING & SALES DEVELOPMENT
1
MONTH
MONTH
2
INITIAL MARKETING & INDUSTRY RELATIONS
BUILDOUT & SETUP
4
MONTH
MONTH
5
OPERATIONS BEGIN
PROFITABLE
12
MONTH



WE ARE HAPPY TO ANSWER ANY QUESTIONS
**PLEASE CONTACT US THROUGH WEFUNDER
FOR ADDITIONAL INFORMATION**

The Studio.
CREATIVE GROUP